"MANUALLY SIGNED"

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

02052536

PROCESSED
AUG 2 6 2002
THOMSON FINANCIAL P

RECD S.E.C.
AUG 2 2 2002
1086

(Mark One):

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ____________

Commission file number: 0-25808

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: **First Federal Savings Bank of Champaign-Urbana Savings and Employee Stock Ownership Plan**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: **Great American Bancorp, Inc., 1311 South Neil Street, Champaign, Illinois 61824-1010**

REQUIRED INFORMATION

Items 1-3.

The First Federal Savings Bank of Champaign-Urbana Savings and Employee Stock Ownership Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan has filed such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4.

The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

EXHIBITS

Summary Annual Report with basic financial statements

Plan Administrator Certification Pursuant to 18 U.S.C. 1350

"MANUALLY SIGNED"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 22, 2002

First Federal Savings Bank of Champaign-Urbana Savings and Employee Stock Ownership Plan

By: Jane F. Adams

Jane F. Adams
Plan Administrator

00212695.DOC

SUMMARY ANNUAL REPORT

FOR FIRST FEDERAL SAVINGS BANK OF CHAMPAIGN-URBANA ESOP

This is a summary of the annual report for the First Federal Savings Bank of Champaign-Urbana ESOP, EIN 37-0213051, Plan No. 002, for the period January 1, 2001 through December 31, 2001. The annual report has been filed with the Pension and Welfare Benefits Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $176,118. These expenses included $176,118 in benefits paid to participants and beneficiaries. A total of 54 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $3,307,242 as of December 31, 2001, compared to $1,680,042 as of January 1, 2001. During the plan year the plan experienced an increase in its net assets of $1,627,200. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $1,803,318 including employer contributions of $448,675 and earnings from investments of $1,354,643.

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1. financial information.

To obtain a copy of the full annual report, or any part thereof, write or call First Federal Savings Bank of Champ, 1311 South Neil Street, Champaign, IL 61824-1010, (217) 356-2265.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (First Federal Savings Bank of Champ, 1311 South Neil Street, Champaign, IL 61824-1010) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Pension and Welfare Benefits Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

Form **5500**
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ **Complete all entries in accordance with the instructions to the Form 5500.**

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2001

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For the calendar plan year 2001 or fiscal plan year beginning 01/01/2001, and ending 12/31/2001 ,

A This return/report is for: (1) ☐ a multiemployer plan; (2) ☒ a single-employer plan (other than a multiple-employer plan); (3) ☐ a multiple-employer plan; or (4) ☐ a DFE (specify) ________

B This return/report is: (1) ☐ the first return/report filed for the plan; (2) ☐ an amended return/report; (3) ☐ the final return/report filed for the plan; (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) ▶ ☐

Part II Basic Plan Information — enter all requested information.

1a Name of plan
FIRST FEDERAL SAVINGS BANK OF CHAMPAIGN-URBANA
ESOP

1b Three-digit plan number (PN) ▶ 002

1c Effective date of plan (mo., day, yr.) 01/01/1995

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
FIRST FEDERAL SAVINGS BANK OF CHAMP
1311 SOUTH NEIL STREET
CHAMPAIGN IL 61824-1010

2b Employer Identification Number (EIN) 37-0213051

2c Sponsor's telephone number 217-356-2265

2d Business code (see instructions) 522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

Jane F. Adams (signature)	6/25/02	Jane F. Adams
Signature of plan administrator	Date	Typed or printed name of individual signing as plan administrator
Jane F. Adams (signature)	6/25/02	Jane F. Adams
Signature of employer/plan sponsor/DFE	Date	Typed or printed name of individual signing as employer, plan sponsor or DFE as applicable

Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")
SAME

3b Administrator's EIN

3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name

b EIN

c PN

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address

b EIN

c Telephone number

6	Total number of participants at the beginning of the plan year	6	45
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a	Active participants	7a	52
b	Retired or separated participants receiving benefits	7b	0
c	Other retired or separated participants entitled to future benefits	7c	2
d	Subtotal. Add lines **7a, 7b,** and **7c**	7d	54
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	7e	0
f	Total. Add lines **7d** and **7e**	7f	54
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	7g	54
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	7h	2
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	7i	0

8 Benefits provided under the plan (complete **8a** through **8c,** as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2P

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

c [ ] Fringe benefits (check this box if the plan provides fringe benefits)

9a Plan funding arrangement (check all that apply)

(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)

(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

(1)	[X]		R	(Retirement Plan Information)
(2)	[X]	1	T	(Qualified Pension Plan Coverage Information)

If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year ▶ ______

(3)	[ ]		B	(Actuarial Information)
(4)	[X]		E	(ESOP Annual Information)
(5)	[ ]		SSA	(Separated Vested Participant Information)

b Financial Schedules

(1)	[ ]		H	(Financial Information)
(2)	[X]		I	(Financial Information – Small Plan)
(3)	[ ]	____	A	(Insurance Information)
(4)	[ ]		C	(Service Provider Information)
(5)	[ ]		D	(DFE/Participating Plan Information)
(6)	[ ]		G	(Financial Transaction Schedules)
(7)	[X]	1	P	(Trust Fiduciary Information)

c Fringe Benefit Schedule

[ ]		F	(Fringe Benefit Plan Annual Information)

Official Use Only

SCHEDULE E (Form 5500)	ESOP Annual Information	OMB No. 1210-0110
Department of the Treasury Internal Revenue Service	Under Section 6047(e) of the Internal Revenue Code	2001
	► File as an attachment to Form 5500 or 5500-EZ.	This Form is NOT Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning 01/01/2001 and ending 12/31/2001

A Name of plan FIRST FEDERAL SAVINGS BANK OF CHAMPAIGN-URBANA ESOP	**B** Three-digit plan number ► 002
C Plan sponsor's name as shown on line 2a of Form 5500 or 5500-EZ FIRST FEDERAL SAVINGS BANK OF CHAMPAIGN-URBANA	**D** Employer Identification Number 37-0213051

		Yes	No
1a	Did the employee stock ownership plan (ESOP) have an outstanding securities acquisition loan within the meaning of Code section 133 during the plan year?		X
b	Did the employer maintaining the ESOP pay dividends (deductible under section 404(k)) on the employer's stock held by the ESOP during the employer's tax year in which the plan year ends?		X
	If both line **1a** and line **1b** are "No," DO NOT complete any other questions on this schedule. Attach the schedule to the Form 5500 or 5500-EZ you file for your ESOP plan.		
2	What is the total value of the ESOP assets? ► ______		
3	If the ESOP holds preferred stock, under what formula(s) is the preferred stock convertible into common stock of the employer corporation? ► ______		
4	If unallocated employer securities were released from a loan suspense account, indicate below the methods used:		
a	☐ Principal and interest (Excise Tax Regulations section 54.4975-7(b)(8)(i));		
b	☐ Principal only (Excise Tax Regulations section 54.4975-7(b)(8)(ii));		
c	☐ Other (attach an explanation)		
5	Were unallocated securities or proceeds from the sale of unallocated securities used to repay any exempt loan (within the meaning of Code section 4975(d)(3))? If "Yes," attach a description of the transaction		
	If the ESOP or the employer corporation has one or more outstanding securities acquisition loans intended to satisfy Code section 133, complete lines 6 through 11, otherwise skip to line 12.		
6a	Was the ESOP loan part of a "back to back" loan? (See instructions for definition of "back to back" loan.)		
b	If line **6a** is "Yes," are the terms of the two loans substantially similar?		
c	Do the two loans have the same amortization schedule? If "No," attach an explanation of how the amortization schedules differ		
7	Is the loan an immediate allocation loan as defined in Code section 133(b)(1)(B)?		
8a	What was the date of the securities acquisition loan? ► ______ month day year		

Official Use Only

		Yes	No
8b	At all times after the acquisition of the employer securities with the loan proceeds, did the ESOP own more than 50% of: (i) each class of outstanding stock of the employer corporation, or (ii) the total value of all outstanding stock of the corporation?		
c	If line 8b is "No," does the securities acquisition loan satisfy one of the transition rules of Act section 7301(f) of OBRA 1989 or satisfy the exception in Code section 133(b)(6)(B)(ii)? (See instructions for explanation of transition rules.)		
d	If line 8c is "No," enter the name and address of payees to whom interest with respect to securities acquisition loans was paid ▶		
9	What was the amount of interest paid on the securities acquisition loan? ▶		
10a	Were any securities disposed of within 3 years after the plan acquired section 133 securities in a taxable event described in Code section 4978B(c)?		
b	If line 10a is "Yes," does one or more of the exceptions provided in Code section 4978B(d) apply to all dispositions of employer securities?		
11a	Were any of the ESOP's securities acquisition loans refinanced during this reporting period?		
b	If line 11a is "Yes," does the refinancing meet the requirements of Act section 1602 of SBJPA 1996?		
	If the employer maintaining the ESOP deducted dividends under Code section 404(k), answer the questions on lines 12 through 15, otherwise skip to line 16.		
12a	Did the amount of the dividends paid exceed the employer's current or accumulated earnings and profits within the meaning of Code section 316?		
b	Is the amount paid a dividend under applicable state law?		
13	If dividends deducted under Code section 404(k) were used to repay an exempt loan, were any dividends used to repay the loan generated by securities that were not acquired with the proceeds of the loan being repaid?		
14	If the answer to line 13 is "Yes," were the dividends paid with respect to employer securities that satisfy the transition rules of Act section 7302(b)(2) of OBRA 1989?		
15	Did the employer make payments in redemption of stock held by an ESOP to terminating ESOP participants and deduct them under Code section 404(k)(1)?		

Official Use Only

16 Complete the following information for each class of stock owned by the ESOP:

(a) Class of stock	(b) Common stock (C) Preferred stock (P)	(c) Readily tradable* Yes (Y) No (N)	(d) Dividend rate during plan year**	(e) Dividends paid to participants***	(f) Dividends used to repay exempt loan	
					(1) allocated stock	(2) unallocated stock
				$	$	$
				$	$	$
				$	$	$
Totals of dividends reported on lines 16(e) and (f) for all classes of stock(including any reported on attachments, see instructions) ▶				$	$	$

* If the stock is readily tradable on an established securities market within the meaning of Code section 409(l), enter "Y," otherwise enter "N."

** Dividend rate paid for each class of stock during the plan year.

*** Dividends paid directly to or distributed to participants.

Official Use Only

SCHEDULE I (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning 01/01/2001 and ending 12/31/2001 .

A Name of plan
FIRST FEDERAL SAVINGS BANK OF CHAMPAIGN-URBANA ESOP

B Three-digit plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
FIRST FEDERAL SAVINGS BANK OF CHAMPAIGN-URBANA

D **Employer Identification Number** 37-0213051

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

		(a) Beginning of Year	(b) End of Year
1 Plan Assets and Liabilities:			
a Total plan assets	1a	2,135,178	3,366,966
b Total plan liabilities	1b	455136	59724
c Net plan assets (subtract line 1b from line 1a)	1c	1,680,042	3,307,242
2 Income, Expenses, and Transfers for this Plan Year:		**(a) Amount**	**(b) Total**
a Contributions received or receivable			
(1) Employers	2a(1)	448675	
(2) Participants	2a(2)		
(3) Others (including rollovers)	2a(3)		
b Noncash contributions	2b		
c Other income	2c	1,354,643	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		1,803,318
e Benefits paid (including direct rollovers)	2e	176118	
f Corrective distributions (see instructions)	2f		
g Certain deemed distributions of participant loans (see instructions)	2g		
h Other expenses	2h		
i Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		176118
j Net income (loss) (subtract line 2i from line 2d)	2j		1,627,200
k Transfers to (from) the plan (see instructions)	2k		

3 **Specific Assets:** If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	

Official Use Only

			Yes	No	Amount
3c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d	X		3,112,049
e	Participant loans	3e		X	
f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Transactions During Plan Year

			Yes	No	Amount
4	During the plan year:				
a	Did the employer fail to transmit to the plan any participant contributions within the maximum time period described in 29 CFR 2510.3-102? (See instructions)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Did the plan engage in any nonexempt transaction with any party-in-interest?	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		1,335,000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA's report. (See instructions for conditions to be eligible for waiver.)	4k	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ______

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

► File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For trust calendar year 2001 or fiscal year beginning 01/01/2001 and ending 12/31/2001

1a Name of trustee or custodian

US BANK

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

201 WEST WISCONSIN AVENUE

c City or town, state, and ZIP code

MILWAUKEE WI 53259

2a Name of trust

FIRST FEDERAL SAVINGS BANK OF CHAMPAIGN-URBANA ESOP

b Trust's employer identification number 41-6271370

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? .... [X] Yes [ ] No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ .... ► 37-0213051

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

Signature of fiduciary ► [signature] **Date ►** 5/29/02

For the Paperwork Reduction Notice and OMB Control Numbers, see the instructions for Form 5500 or 5500-EZ. v4.1 **Schedule P (Form 5500) 2001**

Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning 01/01/2001 , and ending 12/31/2001 .

A Name of plan FIRST FEDERAL SAVINGS BANK OF CHAMPAIGN-URBANA ESOP	**B** Three-digit plan number ▶ 002
C Plan sponsor's name as shown on line 2a of Form 5500 FIRST FEDERAL SAVINGS BANK OF CHAMPAIGN-URBANA	**D** Employer Identification Number 37-0213051

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . . **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 41-6271370 ______

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . . ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver. . . . . ▶ Month______ Day______ Year______

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . . **6a** $

b Enter the amount contributed by the employer to the plan for this plan year . . . . . **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . . **6c** $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . . . . ☐ Yes ☐ No ☐ N/A

Do not complete line 8, if the plan is a multiemployer plan or a plan with 100 or fewer participants during the prior plan year (see inst.).

8 Is the employer electing to compute minimum funding for this plan year using the transitional rule provided in Code section 412(l)(11) and ERISA section 302(d)(11)? . . . . . ☐ Yes ☐ No ☐ N/A

Part III Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) . . . . . ☐ Yes ☐ No

Official Use Only

SCHEDULE T
(Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning 01/01/2001 , and ending 12/31/2001 .

A Name of plan FIRST FEDERAL SAVINGS BANK OF CHAMPAIGN-URBANA ESOP	**B** Three-digit plan number ▶ 002
C Plan sponsor's name as shown on line 2a of Form 5500 FIRST FEDERAL SAVINGS BANK OF CHAMPAIGN-URBANA	**D** Employer Identification Number 37-0213051

Note: If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	**1b** Employer identification number

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is______________.

b The number of such QSLOBs that have employees benefiting under this plan is______________.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? . . . ☐ **Yes** ☐ **No**

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
▶

3 Exceptions – Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☐ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).

Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted. Month 01 Day 01 Year 2001

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☒ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☒ No

c Complete the following:

(1) Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	**c(1)**	95
(2) Number of excludable employees as defined in IRS regulations (see instructions)	**c(2)**	40
(3) Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	**c(3)**	55
(4) Number of nonexcludable employees (line 4c(3)) who are HCEs	**c(4)**	4
(5) Number of nonexcludable employees (line 4c(3)) who benefit under the plan	**c(5)**	49
(6) Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	**c(6)**	4
d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ▶	**d**	88.2 %

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

	Disaggregated part:	Ratio Percentage:	Exception:
(1)			
(2)			
(3)			

f This plan satisfies the coverage requirements on the basis of (check one): **(1)** ☒ the ratio percentage test **(2)** ☐ average benefit test

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the First Federal Savings Bank of Champaign-Urbana Savings and Employee Stock Ownership Plan (the "Plan") on Form 11-K as filed with the Securities and Exchange Commission (the "Report"), I, Jane F. Adams, Plan Administrator of the Plan, certify, pursuant to 18 U.S.C.§ 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

A. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

B. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of and for the period covered by the Report.

Jane F. Adams

Jane F. Adams
Plan Administrator
August 22, 2002